SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

June 14, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips issues recall notification* to mitigate potential health risks related to the sound abatement foam component in certain sleep and respiratory care devices”, dated June 14, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 14th day of June 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

June 14, 2021

Philips issues recall notification* to mitigate potential health risks related to the sound abatement foam component in certain sleep and respiratory care devices

  Philips is initiating a voluntary recall notification* to ensure patient safety in consultation with regulatory agencies
  Corrective actions include the deployment of updated instructions for use and a repair and replacement program for affected devices
  Philips aims to address all affected devices within the scope of this correction as expeditiously as possible

Amsterdam, the Netherlands – Following the company update on April 26, 2021,RoyalPhilips (NYSE: PHG; AEX: PHIA) today provides an update on the recall notification* for specific Philips Bi-Level Positive Airway Pressure (Bi-Level PAP), Continuous Positive Airway Pressure (CPAP), and mechanical ventilator devices to address identified potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam component in these devices. The majority of the affected devices within the advised 5-year service life are in the first-generation DreamStation product family.

To date, Philips has produced millions of Bi-Level PAP, CPAP and mechanical ventilator devices using the PE-PUR sound abatement foam. Despite a low complaint rate (0.03% in 2020), Philips determined based on testing that there are possible risks to users related to this type of foam. The risks include that the PE-PUR foam may degrade into particles which may enter the device’s air pathway and be ingested or inhaled by the user, and the foam may off-gas certain chemicals. The foam degradation may be exacerbated by use of unapproved cleaning methods, such as ozone,** and high heat and high humidity environments may also contribute to foam degradation.

Therefore, Philips has decided to voluntarily issue a recall notification* to inform patients and customers of potential impacts on patient health and clinical use related to this issue, as well as instructions on actions to be taken.

“We deeply regret any concern and inconvenience that patients using the affected devices will experience because of the proactive measures we are announcing today to ensure patient safety,” said Frans van Houten, CEO of Royal Philips. “In consultation with the relevant regulatory agencies and in close collaboration with our customers and partners, we are working hard towards a resolution, which includes the deployment of the updated instructions for use and a comprehensive repair and replacement program for the affected devices. Patient safety is at the heart of everything we do at Philips.”

Recall notification* advise for patients and customers
Based on the latest analysis of potential health risks and out of an abundance of caution, the recall notification* advises patients and customers to take the following actions:

  For patients using affected BiLevel PAP and CPAP devices: Discontinue use of your device and work with your physician or Durable Medical Equipment (DME) provider to determine the most appropriate options for continued treatment. To continue use of your device due to lack of alternatives, consult with your physician to determine if the benefit of continuing therapy with your device outweighs the risks identified in the recall notification.*
  For patients using affected life-sustaining mechanical ventilator devices: Do not stop or alter your prescribed therapy until you have talked to your physician. Philips recognizes that alternate ventilator options for therapy may not exist or may be severely limited for patients who require a ventilator for life-sustaining therapy, or in cases where therapy disruption is unacceptable. In these situations, and at the discretion of the treating clinical team, the benefit of continued usage of these ventilator devices may outweigh the risks identified in the recall notification.*

Possible health risks
The company continues to monitor reports of potential safety issues as required by medical device regulations and laws in the markets in which it operates. To date, there have been no reports of death as a result of these issues. Philips has received reports of possible patient impact due to foam degradation. The potential risks of particulate exposure include headache, irritation, inflammation, respiratory issues, and possible toxic and carcinogenic effects. The potential risks of chemical exposure due to off-gassing include headache, irritation, hypersensitivity, nausea/vomiting, and possible toxic and carcinogenic effects. Philips has received no reports regarding patient impact related to chemical emissions.

Repair and replacement program
Philips is providing the relevant regulatory agencies with required information related to the launch and implementation of the projected correction. The company will replace the current sound abatement foam with a new material and has already begun the preparations, which include obtaining the relevant regulatory clearances. Philips aims to address all affected devices in scope of this correction as expeditiously as possible.

As part of the program, the first-generation DreamStation product families will be modified with a different sound abatement foam and shipped upon receipt of the required regulatory clearances. Philips’ recently launched next-generation CPAP platform, DreamStation 2, is not affected by the issue. To support the program, Philips is increasing the production of its DreamStation 2 CPAP devices, that are available in the US and selected countries in Europe.

Financials
In terms of the financial impact, Philips anticipates that the expected revenue headwinds in the Sleep & Respiratory Care business in 2021 will be compensated by the strength of the company’s other businesses. Therefore, the full year comparable sales growth and Adjusted EBITA margin guidance provided on April 26, 2021 remains unchanged.

The updated instructions for use of the affected devices have resulted in adjustments to and acceleration of the repair and replacement program, as well as intensified communication with customers and patients. This had led to an increase of EUR 250 million in the expected costs of the corrective actions on the installed base, in addition to the provision that the company recorded in the first quarter of 2021.

Additional information
For more information on the recall notification,* as well as instructions for customers, users and physicians, affected parties may contact their local Philips representative or visit www.philips.com/SRC-update.

* This is a recall notification for the US only, and a field safety notice for the rest of the world

** Potential Risks Associated With The Use of Ozone and Ultraviolet (UV) Light Products for Cleaning CPAP Machines and Accessories: FDA Safety Communication.

For media and investor questions, please contact:

Steve Klink
Philips Group Press Office
Tel.: +31 6 10888824
E-mail: steve.klink@philips.com

Leandro Mazzoni
Philips Investor Relations
Tel.: +31 20 59 77222
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2020 sales of EUR 17.3 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.